UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934 (Amendment No. 4)*
Nicholas Financial, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

65373J20
(CUSIP Number)

Robert Goldstein
Stonehouse Road, P.O. Box 367
Millington, New Jersey 07946
(908) 542-0055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65373J20	13D	Page 2 of 16 Pages

1	Names of Reporting Persons

Roger Mahan

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	0
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions)
IN

CUSIP No. 65373J20	13D	Page 3 of 16 Pages

1	Names of Reporting Persons

Gary Mahan

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	0
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions)
IN

CUSIP No. 65373J20	13D	Page 4 of 16 Pages

1	Names of Reporting Persons

Nancy Ernst

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	0
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions)
IN

CUSIP No. 65373J20	13D	Page 5 of 16 Pages

1	Names of Reporting Persons

Kristine Mahan

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	108
	8	Shared Voting Power
	9	Sole Dispositive Power	108
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 108
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person (See Instructions)
IN

CUSIP No. 65373J20	13D	Page 6 of 16 Pages

1	Names of Reporting Persons

Brett Mahan

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	483
	8	Shared Voting Power	0
	9	Sole Dispositive Power	483
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 483
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person (See Instructions)
IN

CUSIP No. 65373J20	13D	Page 7 of 16 Pages

1	Names of Reporting Persons

Cory Ernst

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	1,155
	8	Shared Voting Power	0
	9	Sole Dispositive Power	1,155
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,155
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) less than 1%
14	Type of Reporting Person (See Instructions)
IN

CUSIP No. 65373J20	13D	Page 8 of 16 Pages

1	Names of Reporting Persons

Kyle Ernst

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	495
	8	Shared Voting Power	0
	9	Sole Dispositive Power	495
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 495
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person (See Instructions)
IN

CUSIP No. 65373J20	13D	Page 9 of 16 Pages

1	Names of Reporting Persons

Mahan Family II, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Florida limited liability company
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	0
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions)
OO

CUSIP No. 65373J20	13D	Page 10 of 16 Pages

1	Names of Reporting Persons

Mahan Children II, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New Jersey limited liability company
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	0
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions)
OO

CUSIP No. 65373J20	13D	Page 11 of 16 Pages

1	Names of Reporting Persons

Basking Ridge Country Club, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	0
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)
14	Type of Reporting Person (See Instructions)
CO

CUSIP No. 65373J20	13D	Page 12 of 16 Pages

Item 1.	Security and Issuer

Common Shares, no par value

Nicholas Financial, Inc.

2454 McMullen Booth Road

Building C

Clearwater, Florida 33759

Item 2.	Identity and Background

This statement is being jointly filed by the persons identified below. The reporting persons are making this single, joint filing because they may be deemed to comprise a group within the meaning of Section 13(d)(3) of the Act.

Roger Mahan, Gary Mahan, Nancy Ernst, Kristine Mahan, Brett Mahan, Cory Ernst, Kyle Ernst, Mahan Family II, LLC, Mahan Children II, LLC and Basking Ridge Country Club, Inc. Roger Mahan, Gary Mahan and Nancy Ernst are siblings, Kristine Mahan, Brett Mahan, and Cory and Kyle Ernst are adult children of Roger Mahan, Gary Mahan, and Nancy Ernst, respectively.

(i)        Roger Mahan is a United States citizen. Roger Mahan’s residence address is 3 Timber Ridge Road, Far Hills, New Jersey 07931. Roger Mahan is currently Vice President of Oxford Development, Inc., a New Jersey corporation (“Oxford Development”). Oxford Development is in the business of real estate development and investments and currently has multiple interests in undeveloped land and active businesses. Oxford Development’s address is Stonehouse Road, P.O. Box 367, Millington, New Jersey 07946.

(ii)       Gary Mahan is a United States citizen. Gary Mahan’s residence address is 53 Cross Road, Basking Ridge, New Jersey 07920. Gary Mahan is currently the President of Oxford Development.

(iii)      Nancy Ernst is a United States citizen whose resident address is 219 7th Street, Tierra Verde, Florida 33715. Nancy Ernst is currently retired.

(iv)      Kristine Mahan is a United States citizen whose residence address is 3 Timber Ridge Road, Far Hills, New Jersey 07931. Kristine Mahan is currently a student.

(v)       Brett Mahan is a United States citizen whose resident is 29 Cross Road, Basking Ridge, New Jersey 07920. Brett Mahan is currently a student.

(vi)      Cory Ernst is a United States citizen whose residence is 73 Red Feather, Breckenridge, Colorado 80424. Cory Ernst is currently self-employed doing carpentry work.

(vii)     Kyle Ernst is a United States citizen whose address is P.O. Box 5558, Breckenridge, Colorado 80424. Kyle Ernst is self-employed as a contractor.

(viii)    Mahan Family II, LLC is a Florida limited liability company. Mahan Family II, LLC’s principal business is holding equity and other investments. The principal address of Mahan Family II, LLC is 219 7th Street, Tierra Verde, Florida 33715. Roger Mahan, Nancy Ernst and Gary Mahan are the sole managers of Mahan Family II, LLC. A majority of the equity interests in Mahan Family II, LLC are owned, directly or indirectly, by Roger Mahan, Nancy Ernst and Gary Mahan. The remaining equity interests in Mahan Family II, LLC are held by trusts for the benefit of the children of Roger Mahan, Nancy Ernst and Gary Mahan.

(ix)       Mahan Children II, LLC is a Florida limited liability company. Mahan Children II, LLC’s principal business is holding equity and other investments. The principal address of Mahan Children II, LLC is 219 7th Street, Tierra Verde, Florida 33715. Roger Mahan, Nancy Ernst and Gary Mahan are the sole managers of Mahan Children II, LLC. A majority of the equity interests in Mahan Children II, LLC are owned by Roger Mahan, Nancy Ernst and Gary Mahan. The remaining equity interests in Mahan Children II, LLC are held by trusts for the benefit of the children of Roger Mahan, Nancy Ernst and Gary Mahan

(x)       Basking Ridge Country Club, Inc. is a New Jersey corporation. Roger Mahan is the sole equity holder, sole director and President of Basking Ridge Country Club, Inc. Basking Ridge Country Club, Inc.’s

CUSIP No. 65373J20	13D	Page 13 of 16 Pages

principal business is owning and operating a country club. The principal address of Basking Ridge Country Club, Inc. is 185 Madisonville Road, Basking Ridge, New Jersey 07920.

During the last five years, none of the persons set forth in paragraphs (i)-(vii) of this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibition or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common shares reported herein were acquired through open market purchases and the conversion of certain promissory notes, all of which were funded from the personal funds and working capital of the reporting persons or persons who transferred the shares to the reporting persons by gift or bequest. No Common shares have been purchased by any of the reporting persons since August 3, 2007.

Item 4.	Purpose of Transaction.

The reporting persons each acquired their Common shares for investment purposes only and such shares were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) Information concerning the current amount and percentage of Common shares beneficially owned by each reporting person is set forth below. (Note: All share information included herein reflects (i) a 50% stock dividend paid on June 17, 2005 and (ii) a 10% stock dividend paid on December 7, 2009.)

CUSIP No. 65373J20	13D	Page 14 of 16 Pages

Reporting Person	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Aggregate Beneficial Ownership	Percentage of Outstanding Shares
Roger Mahan	0	0	0	0%
Gary Mahan	0	0	0	0%
Nancy Ernst	0	0	0	0%
Kristine Mahan	108	0	108	*
Brett Mahan	483	0	483	*
Cory Ernst	1,155	0	1,155	*
Kyle Ernst	495	0	495	*
Mahan Family II, LLC	0	0	0	0%
Mahan Children II, LLC	0	0	0	0%
Basking Ridge Country Club, Inc.	0	0	0	0%

*	Less than 1%.

(c)       The Reporting Persons made the following sales of Common Stock since December 1, 2017.

(i)       Mahan Family II, LLC sold in private sales 100,858 shares on January 12, 2017 and 231,980 shares on February 9, 2017, for prices per share of $11.10 and $11.50, respectively.

(ii)       Mahan Children II, LLC sold the following shares of Common Stock on dates or during the period indicated from the prices per share indicated:

Date	Number of Shares	Price
12/6/16	1500	10.35
12/6/16	1000	10.25
12/8/16 – 12/13/16	4500	10.50
12/14/16	2500	10.75
12/15/16	2500	11.10
12/20/16 – 12/27/16	3000	11.25
12/29/16	3000	11.45

In addition, Mahan Children II, LLC sold in private sales 55,172 shares on January 12, 2017 and 14,227 shares on February 9, 2017, for prices per share of $11.10 and $11.50, respectively.

(iii)       Roger T Mahan Grantor Trust sold in a private sale 9,117 shares on February 9, 2017 for a price per share of $11.50.

(iv)       Basking Ridge Country Club, Inc. sold in a private sale 52,000 shares on February 9, 2017 for a price per share of $11.50.

(d)       Not applicable.

(e)       On January 12, 2016, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See the information set forth in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

(a)	Joint Filing Agreement dated February 24, 2017.

CUSIP No. 65373J20	13D	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2017		MAHAN FAMILY II, LLC

By:	/s/ Roger Mahan	By:	/s/ Roger Mahan
	Roger Mahan		Roger Mahan, manager

MAHAN CHILDREN II, LLC

By:	/s/ Gary Mahan	By:	/s/ Roger Mahan
	Gary Mahan		Roger Mahan, manager

BASKING RIDGE COUNTRY CLUB, INC.

By:	/s/ Nancy Ernst	By:	/s/ Roger Mahan
	Nancy Ernst		Roger Mahan, manager

By:	/s/ Kristine Mahan
Kristine Mahan

By:	/s/ Brett Mahan
Brett Mahan

By:	/s/ Cory Ernst
Cory Ernst

By:	/s/ Kyle Ernst
Kyle Ernst

CUSIP No. 65373J20	13D	Page 16 of 16 Pages

EXHIBIT

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Amended Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:	February 24, 2017

MAHAN FAMILY II, LLC

By:	/s/ Roger Mahan	By:	/s/ Roger Mahan
	Roger Mahan		Roger Mahan, manager

MAHAN CHILDREN II, LLC

By:	/s/ Gary Mahan	By:	/s/ Roger Mahan
	Gary Mahan		Roger Mahan, manager

BASKING RIDGE COUNTRY CLUB, INC.

By:	/s/ Nancy Ernst	By:	/s/ Roger Mahan
	Nancy Ernst		Roger Mahan, manager

By:	/s/ Kristine Mahan
Kristine Mahan

By:	/s/ Brett Mahan
Brett Mahan

By:	/s/ Cory Ernst
Cory Ernst

By:	/s/ Kyle Ernst
Kyle Ernst